EXHIBIT 19.1

INSIDER TRADING COMPLIANCE POLICY

Introduction to Our Policy

Preventing insider trading is necessary to comply with securities laws and to preserve the reputation and integrity of TOMI Environmental Solutions, Inc. (the “Company”) as well as that of all persons affiliated with our Company.

“Insider trading” occurs when any person purchases or sells a security while in possession of inside information relating to the security. “Inside information” is information that is both “material” and “nonpublic.”

Insider trading is a crime. The penalties for violating insider trading laws include imprisonment, disgorgement of profits, civil fines, and criminal fines of up to $5 million for individuals and $25 million for corporations. Insider trading is also prohibited by this Policy, and violation of this Policy may result in Company-imposed sanctions, including removal or dismissal for cause.

This Policy applies to all officers, directors, and employees of the Company. Individuals subject to this Policy are responsible for ensuring that members of their households also comply with this Policy. Every officer, director, and employee must review this Policy.

What is Insider Trading?

“Insider trading” refers to the purchase or sale of a security while in possession of “material,” “non-public” information relating to the security.

“Securities” includes shares, bonds, notes, debentures, options, warrants and other convertible securities, as well as derivative instruments.

“Purchase” includes not only the actual purchase of a security, but any contract to purchase or otherwise acquire a security. “Sale” includes not only the actual sale of a security, but any contract to sell or otherwise dispose of a security. These definitions extend to a broad range of transactions, including conventional cash-for-share transactions, conversions, the exercise of share options, and acquisitions and exercises of warrants or puts, calls or other derivative securities.

Insider trading also includes the following:

•	Trading by insiders while in possession of material, non-public information
•	Trading by persons other than insiders while in possession of material, non-public information, if the information either was given in breach of an insider’s fiduciary duty (a legal obligation) to keep it confidential or was misappropriated and
•	Communicating or tipping material, non-public information to others, including recommending the purchase or sale of a security while in possession of such information

Who is an insider? The term “insider” applies to anyone who, by virtue of a special relationship with the Company, possesses material, non-public information regarding the business of the Company.

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An individual can be considered an insider for a limited time with respect to certain material, non-public information even though he or she is not a director or officer. For example, an assistant who knows that an acquisition is about to occur may be regarded as an insider with respect to that information until the news of such acquisition has been fully disclosed to the public.

What is material, non-public information? Information is generally deemed to be “material” if there is a substantial likelihood a “reasonable investor” would rely on it in deciding to purchase, sell or hold a security to which the information relates. As a practical matter, materiality often is determined after the fact, when it is known that someone has traded on the information and after the information itself has been made public and its effects upon the market are more certain.

Examples of information that is generally regarded as material are:

❖❖	Financial results

❖❖	Projections of future earnings or losses or other earnings guidance

❖❖	Projections that significantly differ from external expectations

❖❖	Major proposed or pending acquisitions, investments or divestitures

❖❖	Significant project or product developments

❖❖	Changes in key personnel

❖❖	Changes in dividends

❖❖	Stock splits

❖❖	Stock buy-backs

❖❖	New equity or debt offerings

❖❖	Financial liquidity problems

❖❖	Positive or negative developments in outstanding significant litigation

❖❖	Events that may result in the creation of a significant reserve or write-off or other significant adjustments to the financial statements

❖❖	New major contracts, orders, suppliers, customers or finance sources, or the loss thereof; and

❖❖	Actual or threatened significant litigation or inquiry by a governmental or regulatory authority.

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This list is not exhaustive; other types of information may also be material. Both positive and negative information can be material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality.

“Non-public” information is any information that has not been previously disclosed and is not otherwise available to investors generally. Filings with the SEC and press releases are generally regarded as public information. Information about undisclosed financial results or a possible merger, acquisition or other material development, whether concerning the Company or otherwise, and obtained in the normal course of employment or through a rumor, tip or just “loose talk”, is not public information. Information should be considered “non-public” after such information has been disseminated widely to the general public through press releases, news tickers, newspaper items, quarterly or annual reports or other widely disseminated means.

As a general rule, after nonpublic information is publicly disseminated, either two full trading days must elapse (while our common stock is traded on the “pink sheets”) or one full trading day must elapse (when our common stock begins trading on a major exchange) before such information loses its status as nonpublic information. For purposes of this Policy, a “trading day” shall mean a day on which the NASDAQ is open for trading.

Potential Criminal and Civil Liability and/or Disciplinary Action. The Securities Exchange Act of 1934, as amended (the “Exchange Act”), and specifically Rule 10b-5 of the Exchange Act, makes it unlawful for any person to make false statements or omit to state material facts in connection with the purchase or sale of any security. There are no limits on the size of a transaction that will trigger insider trading liability. In the past, relatively small trades have resulted in SEC investigations and lawsuits.

Individuals found liable for insider trading face penalties of up to three (3) times the profit gained or loss avoided, a criminal fine of up to $5 million and up to twenty (20) years in jail. In addition to the potential criminal and civil liabilities mentioned above, in certain circumstances the Company may be able to recover all profits made by an insider who traded illegally, plus collect other damages. In addition, the Company (and its executive officers and directors) could itself face penalties of the greater of $1 million or three (3) times the profit gained or loss avoided as a result of an employee’s violation and/or a criminal penalty of up to $25 million for failing to take steps to prevent insider trading.

Without regard to the civil or criminal penalties that may be imposed by others, failure to comply with this Policy may also subject you to sanctions imposed by TOMI, including dismissal for cause.

The procedures regarding securities trading outlined below are designed to deter and, where possible, to prevent such improper trading.

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Scope of Policy. The prohibition on insider trading in this Policy is not limited to trading in our securities. It includes trading in the securities of other firms, such as our customers or suppliers and those with which we may be negotiating major transactions, such as an acquisition, investment, or sale. Information that is not material to TOMI may nevertheless be material to one of those other firms. The trading covered by this Policy includes purchases and sales of stock, derivative securities (such as put and call options and convertible debentures), preferred stock and debt securities (debentures, bonds, and notes). Although this Policy generally will not apply to the exercise of a stock option under the TOMI Equity Incentive Plan, it will apply to the sale of the underlying stock and the cashless exercise of the option (as this entails selling a portion of the underlying stock to cover the costs of exercise).

PROHIBITIONS

No Trading on Material, Non-Public Information. No employee who is aware of any material, nonpublic information concerning the Company or a third-party with whom the Company does business, shall engage in any transaction in the Company’s or such third-party’s securities, including any offer to purchase or sell, during any period commencing with the date that he or she obtains such material, non-public information and ending at the beginning of required trading day following the date of public disclosure of that information. After termination of employment, any employee who is in possession of material, nonpublic information is prohibited from trading in Company securities until that information has become public or is no longer material.

No Tipping. No employee shall disclose (“tip”) material, non-public information to any other person where such information may be used by such person to his or her benefit by trading in the securities of the company to which such information relates, nor shall an employee make any recommendations or express any opinions as to trading in the Company’s securities to any other person on the basis of material, nonpublic information.

No Short Sales. No employee shall engage in the short sale of the Company’s securities. A short sale is a sale of securities not owned by the seller or, if owned, not delivered against such sale within twenty (20) days thereafter (a “short against the box”). Short sales of the Company securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore, signal to the market that the seller has no confidence in the Company or its short- term prospects. In addition, short sales may reduce the seller’s incentive to improve the Company’s performance.

No Investments in Derivatives of the Company’s Securities. No employee shall invest in Company – based derivative securities. “Derivative Securities” are options, warrants, stock appreciation rights or similar rights whose value is derived from the value of an equity security, such as the Company’s common stock. This prohibition includes, but is not limited to, trading in Company-based put or call option contracts, trading in straddles and the like. However, holding and exercising stock options, restricted stock units or other derivative securities granted under the Company’s equity compensation plans is not prohibited by this Policy.

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No Margin Purchases. No employee shall purchase the Company’s securities on margin. This means such persons are prohibited from borrowing from a brokerage firm, bank, or other entity in order to purchase the Company’s securities (other than in connection with “cashless” exercises of stock options under the Company’s equity compensation plans).

No Limited Orders. You are prohibited from placing limit orders for our securities that remain effective after the day on which they are placed (such as “good until cancelled” orders).

Prohibitions and Procedures for Section 16 Reporting Persons and Designated Individuals:

The following prohibitions and procedures apply to Section 16 Reporting Persons (as defined below) and certain other employees that may be designated by the Company from time to time (“Designated Individuals”). “Section 16 Reporting Persons” are members of the Company’s Board of Directors, director emeriti and certain executive officers, who are subject to the reporting and “short-swing profit” liability provisions of Section 16 of the Exchange Act. Section 16 Reporting Persons and Designated Individuals will be informed of their status by TOMI’s Chief Executive Officer, Halden S. Shane.

Under special circumstances, certain employees who are not Section 16 Reporting Persons or Designated Individuals may gain access to material, non-public information and the Company, in its discretion, may determine that such employees may also be subject to the below listed prohibitions and procedures. Such employees will be notified of such status and will be subject to the below listed prohibitions and procedures for such period of time as the Company deems appropriate.

No Trading During Black-Out Periods. Section 16 Reporting Persons, Designated Individuals, as well as members of their immediate families and households are subject to black-out periods during which they are prohibited from conducting any transactions involving the Company’s securities. A “regular black-out period” is during the period beginning on the last day of the last month of each fiscal quarter and ending either two full trading days (while our common stock is traded on the “pink sheets”) or one full trading day (when our common stock begins trading on a major exchange) after earnings have been released with respect to such quarter or fiscal year. The prohibition against trading during the Black-Out Period also prohibits the fulfillment of “limit orders” by any broker for such Section 16 Reporting Person, Designated Individual or member of such person’s immediate family or household, and the brokers with whom any such “limit order” is placed must be informed of such prohibition at the time such “limit order” is placed.

Notwithstanding the foregoing, a transaction may be exempt from this prohibition if it is made pursuant to a written trading plan that has been approved in writing in advance of a Black-Out Period while the employee was not in possession of material, non-public information by TOMI General Counsel and that meets all of the requirements of the SEC’s rules and regulations, including Rule 10b5-1 of the Exchange Act.

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The Black-Out Period restriction may be waived in individual cases at the discretion of TOMI General Counsel. Additional black-out periods may be implemented with regard to certain employees or groups from time to time who are in possession of non-public information regarding potentially significant matters.

No Trading in the Company’s Securities on a Short-Term Basis. Any Company securities purchased on the open market by a Section 16 Reporting Person, Designated Individual or member of such individuals’ immediate family or household must be held for a minimum of six (6) months. Note that the SEC’s short swing profit rules already penalize Section 16 Reporting Persons who sell any Company securities within six (6) months of a purchase by requiring such person to disgorge all profits to the Company whether or not such person had knowledge of any material, non-public information.

Same day “cashless” exercises of stock options are not subject to this prohibition, provided that there were no previous purchase transactions on the open market within six (6) months of the exercise date.

Pre-Clearance of Trading by Section 16 Reporting Persons and Designated Individuals

If a Section 16 Reporting Person, Designated Individual or member of such person’s immediate family or household is contemplating a transaction in the Company’s securities, the proposed transaction must be pre-cleared with either TOMI, even if the proposed transaction is to take place outside of the Black-Out Period. If the transaction is cleared to proceed, TOMI will assist a Section 16 Reporting Person in complying with Section 16 and, where applicable, Rule 144 of the Securities Act of 1933, as amended.

IT SHOULD BE NOTED THAT ANY PERSON WHO POSSESSES MATERIAL, NON- PUBLIC INFORMATION, REGARDLESS OF WHETHER OR NOT IT IS WITHIN THE BLACK-OUT PERIOD OR NOT, SHOULD NOT ENGAGE IN ANY TRANSACTION INVOLVING THE COMPANY’S SECURITIES.

Exceptions to the Prohibitions on Trading

The only exceptions to this Policy’s prohibitions of trading in the Company’s securities as outlined above are the following:

1. Stock Option Exercises - Exercises in stock options granted under the Company’s equity compensation plans for cash; however, this exception does not include the subsequent sale of the shares acquired pursuant to the exercise of a stock option; and

2. Bona Fide Gifts – Bona fide gifts of securities are not deemed to be transactions for the purposes of this Policy. Whether a gift is truly bona fide will depend on the circumstances surrounding a specific gift. The more unrelated the done is to the donor, the more likely the gift would be considered “bona fide” and not a “transaction.” For example, gifts to charities, churches or nonprofit organizations would not be deemed to be “transactions.” However, gifts to dependent children followed by a sale of the “gifted securities” in close proximity to the time of the gift may imply some economic benefit to the donor and, therefore, may be deemed to be a “transaction” and not a “bona fide gift.”

While these transactions are exceptions to this Policy’s prohibitions on trading in the Company’s securities, a Section 16 Reporting Person, Designated Individual or member of such person’s immediate family or household contemplating such a transaction should still pre-clear the proposed transaction with either the TOMI General Counsel or his or her designee.

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POLICIES REGARDING THE USE, DISCLOSURE AND PROTECTION OF MATERIAL, NON-PUBLIC INFORMATION

All employees of the Company have ethical and legal responsibilities to maintain the confidentiality of material, non-public information.

Use and Disclosure of Material, Non-Public Information. As explained previously, under no circumstances may an employee use material, non-public information about the Company for his or her personal benefit. Moreover, except as specifically authorized or in the performance of regular corporate duties, under no circumstances may an employee release to others information that might affect the Company’s securities. Therefore, it is important that an employee not disclose material, non-public information to anyone, including other employees of the Company, unless the other employee needs to know such information in order to fulfill his or her job responsibilities. Under no other circumstances should such information be disclosed to anyone, including family, relatives or business or social acquaintances. In maintaining the confidentiality of the information, the individual in possession of such information shall not affirm or deny statements made by others, either directly or through electronic means, if such affirmation or denial would result in the disclosure of material, non-public information.

If an employee has any doubt about whether certain information is non-public or material, such doubt should be resolved in favor of not communicating such information or trading without discussing with the assigned compliance officer or raising with in-house counsel. Questions concerning what is or is not material, non-public information should be directed to the Company’s Legal Counsel.

Material, Non-Public Information Regarding Other Companies. In the ordinary course of doing business, employees may come into possession of material, non-public information with respect to other companies. An individual receiving material, non-public information in such a manner has the same duty not to disclose the information to others or to use that information in connection with securities transactions of such other company as such individual has with respect to material, non-public information about the Company.

If the Company is in the process of negotiation a significant transaction with another company, employees are cautioned not to trade in the stock of that company if they are in possession of material, non-public information concerning such company.

If an employee is not certain whether it is permissible to trade in the stock of such company, the employee should contact the Company’s Legal Counsel before making any trades.

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Unauthorized Disclosure of Internal Information. Unauthorized disclosure of internal information about the Company may create serious problems for the Company whether or not the information is used to facilitate improper trading in securities of the Company. Therefore, it shall be the duty of each person employed or affiliated with the Company to maintain the confidentiality of information relating to the Company or obtained through a relationship of confidence. Company personnel should not discuss internal Company matters or developments with anyone outside the Company, except in the performance of regular corporate duties.

Precautions to Prevent Misuse or Unauthorized Disclosure of Sensitive Information. When an employee is involved in a matter or transaction which is sensitive and, if disclosed, could reasonably be expected to have an effect on the market price of the securities of the Company or any other company involved in the transaction, that individual should consider taking extraordinary precautions to prevent misuse or unauthorized disclosure of such information. Such measures include the following:

1.	Maintaining files securely and avoiding storing information on computer systems that can be accessed by other individuals
2.	Avoiding the discussion of confidential matters in areas where the conversation could possible be overheard
3.	Not gossiping about Company affairs and
4.	Restricting the copying and distribution of sensitive documents within the Company

Internet. Any written or verbal statement that would be prohibited under the law or under this Policy is equally prohibited if made on the Internet or by social media.

Inadvertent Disclosure of Material, Non-Public Information. If material, non-public information regarding the Company is inadvertently disclosed, no matter what the circumstances, by any employee, the person making or discovering that disclosure should immediately report the facts to TOMI’s Chief Regulatory and Compliance Officer.

Inquiries Regarding Material, Non-Public Information. When an inquiry is received regarding information that may be material, it should be referred, without comment, to the Company’s Investor Relations Department.

Personal Responsibility and Assistance. You should remember that the ultimate responsibility for adhering to this Policy and avoiding improper trading rests with you. If you violate this Policy, TOMI may take disciplinary action, including dismissal for cause. Your compliance with this Policy is of the utmost importance both for you and TOMI. If you have any questions about this Policy or its application to any proposed transaction, you may obtain additional guidance from the Chief Executive Officer. Do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex, not always intuitive and non-compliance with those roles may carry sever consequences.

Dated: March 15, 2021

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ACKNOWLEDGMENT TO THE

INSIDER TRADING AND CONFIDENTIALITY POLICY

To the Chief Regulatory and Compliance Officer of TOMITM Environmental Solutions, Inc. (the “Company” or “TOMI”):

1.	I hereby acknowledge receipt of a copy of the Insider Trading and Confidentiality Policy for the Company.

2.	I have read and understand the Insider Trading and Confidentiality Policy and recognize that I am subject thereto in the capacity of an employee, officer and/or director of the Company.

3.

I have read and understand the Insider Trading and Confidentiality Policy and agree to be governed at all times in connection with the purchase and sale of securities and the confidentiality of material nonpublic information.

Employee Signature	Date

Employee Name Printed